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FORM 4
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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).

(Print or Type Responses)

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1.   Name and Address of Reporting Person*

       TPG PARTNERS II, L.P.
     -----------------------------------------------
        (Last)          (First)        (Middle)

     201 Main Street, Suite 2420
     -----------------------------------------------
                       (Street)

      Fort Worth      Texas           76102
     -----------------------------------------------
       (City)          (State)        (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

            OXFORD HEALTH PLANS, INC. (OXHP)
     ----------------------------------------


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3.   IRS or Social Security Number of
     Reporting Person (Voluntary)


     ----------------------------------------


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4.   Statement for Month/Year

               February, 1999
     ----------------------------------------


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5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


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6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                X   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)



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7.   Individual or Joint/Group Filing (Check Applicable Line)

           Form filed by One Reporting Person
     -----
       X   Form filed by More than One Reporting Person
     -----


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         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned



=================================================================================================================================
1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                               (A) or            (Instr. 3 and 4)
                                      Code     V       Amount  (D)     Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Series A
  Preferred Stock     2/13/99          K               196,000    D    $1,000        -0-

Series B
  Preferred Stock     2/13/99          K                84,000    D    $1,000        -0-

Series D
  Preferred Stock     2/13/99          K          208,117.5272**  A    $1,000  208,117.5272              D

Series E
  Preferred Stock     2/13/99          K           89,456.6649**  A    $1,000   89,456.6648              D
---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                           Page 1 of 3
                                                  SEC 1474 (7-96)

                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================
1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      --------        ----  -----        --------    -----          --------   --------




1. Title of      7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Derivative       Underlying Securities     Derivative     Derivative       of Derivative       Indirect
   Security         (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
   (Instr. 3)                                (Instr. 5)     Beneficially     (D) or Indirect     Ownership
                 --------------------------                  Owned at End     (I)                 (Instr. 4)
                                  Amount or                  of Month         (Instr. 4)
                                  Number of                  (Instr. 4)
                    Title         Shares
  -----------    -----------      --------    ---------      ------------     ----------------    ----------


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

Explanation of Responses:

     *  Additional Filing Persons: TPG Parallel II, L.P., TPG Investors II, L.P.

     ** On February 13, 1999, the Filing Persons exchanged all of their holdings of Series A Preferred Stock and Series B Preferred Stock with the Issuer for newly-issued shares of Series D Preferred Stock and Series E Preferred Stock, respectively. For each share of Series A Preferred Stock exchanged, the Filing Persons received one share of Series D Preferred Stock plus 0.061824118367 of a share of Series D Preferred Stock representing dividends on the Series A Preferred Stock accrued and unpaid as of February 13, 1999. For each share of Series B Preferred Stock exchanged, the Filing Persons received one share of Series E Preferred Stock plus 0.064960295238 of a share of Series E Preferred Stock representing dividends on the Series B Preferred Stock accrued and unpaid as of February 13, 1999.


Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                         TPG PARTNERS II, L.P.

                         By:  TPG GenPar II, L.P., General Partner
                         By:  TPG Advisors II, Inc., General Partner

                         /s/ James O'Brien                        March 9, 1999
                         -------------------------------          -------------
                         **Signature of Reporting Person          Date
                         Name:    James O'Brien
                         Title:   Vice President


                         TPG PARALLEL II, L.P.

                         By:  TPG GenPar II, L.P., General Partner
                         By:  TPG Advisors II, Inc., General Partner

                         /s/ James O'Brien                        March 9, 1999
                         -------------------------------          -------------
                         **Signature of Reporting Person          Date
                         Name:    James O'Brien
                         Title:   Vice President


                         TPG INVESTORS II, L.P.

                         By:  TPG GenPar II, L.P., General Partner
                         By:  TPG Advisors II, Inc., General Partner

                         /s/ James O'Brien                        March 9, 1999
                         -------------------------------          -------------
                         **Signature of Reporting Person          Date
                         Name:    James O'Brien
                         Title:   Vice President


                                  Page 3 of 3